

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

John Campi
Chief Executive Officer
SQL Technologies Corp.
11030 Jones Bridge Road, Suite 206
Johns Creek, GA 30022

> **Re: SQL Technologies Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2021**
> **CIK No. 0001598981**

Dear Mr. Campi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors, page 20

1.   Please expand your risk factor disclosure to describe the risks associated with manufacturing in China.

We have a limited operating history . . . , page 20

2.   You state that you have a limited operating history and refer to yourself as an "early-stage company." By contrast, your history on page 12 and elsewhere indicates you were organized in 2004, have been developing your technology since 2007, and generated over $29 million in sales since 2015. Please revise your risk factor disclosure to reconcile this

apparent inconsistency, with more tailored disclosure describing the risks associated with your shift in business strategy as appropriate.

Our smart products and technologies will depend in part on access . . . , page 23

3.   We note that your ability to market smart products and technologies will rely on access to third-party platforms. Please disclose the current state of such access, including whether you have been denied or granted, on a full or limited basis, platform access.

We depend on third parties to provide integrated circuit chip sets . . . , page 28

4.   Please tailor your risk factor to disclose whether you have experienced shortages of integrated chips and/or other critical components as a result of COVID-19, and analyze the related risks to your business.

We rely on a limited number of third-party manufacturers to produce our products . . . , page 29

5.   Please disclose the sources and availability of raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Business, page 62

6.   Please revise to provide a clear and concise description of your products and services, including the status of development and marketing. Refer to Items 101(h)(4)(i) and (iii) of Regulation S-K. Please address each of the following:

- You state that you are winding down sales of your standard products in favor of launching your new line of products; please clearly identify which of your products are being discontinued.

- Describe more fully your planned subscription services, including your anticipated timetable and market for these services.

- Describe any warranty services that you provide following product sales.

- Describe the obstacles you expect to overcome in order to develop and market your new products and/or services.

7.   Please disclose whether installation of your technology and/or retrofitting of electrical devices requires the services of a licensed electrician. Please also provide support for the statement that widespread adoption of your Smart Platform should eliminate many hazardous incidents including ladder falls, electric shock/electrocutions, fires, carbon monoxide poisonings, injuries, and deaths.

8.   Please fully describe the effect of governmental regulations on your business and clarify the need for any government approval of your principal products or services, current and planned. See Items 101(h)(4)(viii) and (ix) of Regulation S-K. For example, describe the

industry regulations of the Environmental Protection Agency and significant overseas regulation referenced on page 32. With respect to the statement, "[W]e may seek certification of our products from UL, United Laboratories of Canada (cUL) and Conformité Européenne (CE)," please clearly identify whether you have sought certification and the current status of approval.

9.   Please describe the distribution methods for your products and services. See Item 101(h)(4)(ii) of Regulation S-K. Describe your primary customers.

10.   Please provide the duration of your intellectual property. See Item 101(h)(4)(vii) of Regulation S-K.

11.   We note your disclosure that management will strive to achieve strong market penetration worldwide for your products. Please identify your key markets outside the United States, current and planned.

December 31, 2020 Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock-based Compensation, page F-14

12.   We note that your nonemployee stock based compensation accounting policy disclosures on pages F-15 and F-48 reference ASC 505-50. Please tell us if you have adopted ASU 2018-07, which more closely aligns the accounting for nonemployee awards with the existing accounting model for employee awards. If you have not adopted the standard, revise your accounting policy, financial statements, and disclosures as necessary and tell us in detail how adoption impacted your financial statements. If you have adopted the standard, clarify why your accounting policy does not appear consistent with the standard and revise your disclosures accordingly.

        You may contact Andrew Blume at 202-551-3254 or Beverly Singleton at 202-551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Jurgita Ashley